Mail Stop 3561

	September 6, 2005

Wendy L. Aumilller
Vice President and Treasurer
The Union Light, Heat and Power Company
139 East Fourth Street
Cincinnati, OH 45202

Re:	The Union Light, Heat and Power Company
	Registration Statement on Form S-3
	Filed August 8, 2005
	File No. 333-127311
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Forms 10-Q for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
      File No. 2-07793

Dear Ms. Aumilller:

      We have limited our review of your filing to those issues we have addressed in our comment. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Executive Officers, page 193
1. We note that your Vice President, Finance and Controller, Ms.
Lynn
J. Good was a partner in Deloitte & Touche, LLP`s Cincinnati, Ohio offices prior to joining Cinergy, Cincinnati Gas & Electric Co. and
PSI Energy, Inc. in May 2003 as Vice President, Financial Project Strategy. Ms. Good was subsequently appointed Vice President, Finance and Controller in November 2003. Please have your independent auditors tell us how they were able to determine that your employment of Ms. Good was consistent with the auditor independence provisions of Section 206 of the Sarbanes-Oxley Act of
2002. In this regard, to the extent that Ms. Good was involved in any capacity in the audits of one or more Cinergy entities prior to her employment with you, please explain Ms. Good`s specific responsibilities during the period from May 2003 through November 2003 in her capacity as Vice President, Financial Project Strategy.
Refer also to the Executive Summary, SEC: Sarbanes-Oxley Mandated Rules are Finalized on Auditor Independence dated February 21, 2003.

* * *

       Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Kurt Murao, Attorney Advisor, at (202) 551-
3338,
or Sondra Snyder, Staff Accountant, at (202) 551-3332, or George
Ohsiek, Accounting Branch Chief, at (202) 551-3843, if you have questions regarding the comments.

      Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	J. William Dumond, Esq.
	Fax: (513) 287-3810

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Wendy L. Aumilller
The Union Light, Heat and Power Company
September 6, 2005
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